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EXHIBIT 99.2

        The following condensed operating financial data reflects our quarterly operating results for all quarters in 2002 and 2003. We made certain reclassifications to prior balances to conform to the current presentation.

QWEST COMMUNICATIONS INTERNATIONAL, INC.
QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)
(Unaudited)

	2003					2002
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Operating revenue	$3,624	$3,596	$3,570	$3,498	$14,288	$3,983	$3,911	$3,772	$3,705	$15,371
Operating expenses:
Cost of sales	1,476	1,479	1,960	1,541	6,456	1,511	1,646	1,486	1,459	6,102
SG&A	1,168	1,134	1,070	1,204	4,576	1,421	1,432	1,278	1,018	5,149
Deprec. & amort.	784	789	796	798	3,167	1,114	1,132	796	805	3,847
Impairments & Other	13	17	267	46	343	31	18,977	135	47	19,190

Total operating expenses	3,441	3,419	4,093	3,589	14,542	4,077	23,187	3,695	3,329	34,288

Operating income (loss)	183	177	(523)	(91)	(254)	(94)	(19,276)	77	376	(18,917)
Other expense (income):
Interest expense—net	440	444	437	436	1,757	424	450	451	464	1,789
Other—net	(61)	(63)	(18)	(37)	(179)	646	588	(2)	(1,823)	(591)

Total other expense (income)	379	381	419	399	1,578	1,070	1,038	449	(1,359)	1,198
Income tax benefit (expense)	76	79	256	108	519	189	2,856	134	(682)	2,497

Loss from continuing operations	(120)	(125)	(686)	(382)	(1,313)	(975)	(17,458)	(238)	1,053	(17,618)
Discontinued operations—net	66	61	2,517	(25)	2.619	125	28	115	1,682	1.950
Cumulative effect of accounting changes—net	206	—	—	—	206	(22,800)	—	—	—	(22,800)

Net income (loss)	$152	$(64)	$1,831	$(407)	$1,512	$(23,650)	$(17,430)	$(123)	$2,735	$(38,468)

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  EXHIBIT 99.2
QWEST COMMUNICATIONS INTERNATIONAL, INC. QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in millions, except per share amounts) (Unaudited)